UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

The Enviromart Companies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29408J 105
(CUSIP Number)

John G. Nossiff, Esq.
The Nossiff Law Firm LLP
300 Brickstone Sq., St 201
Andover, MA 01810
(978) 409 2648
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29408J 105
1.	Names of Reporting Persons Wanda Shefts
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	X .
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 18,401,500
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 18,401,500
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,401,500 (18,400,500 of these shares are held of record by Plaza Services, LLC, of which the reporting person is the sole member).
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 36.4%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, $.0001 par value
The Enviromart Companies, Inc. 4 Wilder Dr., #7 Plaistow, New Hampshire 03865

Item 2.	Identity and Background

a.  Wanda Shefts is an individual whose business address is:

b.  c/o The Rushcap Group, Inc.

     160 Summit Ave

     Montvale, NJ

c.  Wanda Shefts is a homemaker and philanthropist.

d.  Wanda Shefts has not during the past 5 years been convicted in any criminal proceeding.

e.  Wanda Shefts has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

By way of background, the reporting person and her spouse, through an entity, originally used $100,000 of their personal funds to acquire a convertible note of the issuer prior to becoming a more than 10% beneficial owner.  The Note was originally convertible into common stock at the rate of $.125 per share.  In addition, the reporting person’s spouse, Mark Shefts, used $125,000 of his personal funds to acquire 10,000,000 shares of the Issuer’s common Stock from the Issuer, as a result of which Mr. Shefts became a more than 10% beneficial owner.

Subsequent to becoming a more than 10% beneficial owner, and in connection with an amendment and restatement of the $100,000 note on January 21, 2015, the maturity was extended by one year and the conversion price was changed to $.025.

On February 3, 2015, in consideration of a cash payment in the aggregate amount of $20,000, the reporting person and her spouse, through an entity, acquired 3,850,000 shares of Issuer common stock in private transactions from two former employees of the Issuer.

On November 11, 2015, the reporting person and her spouse exercised the right to convert a convertible note into 4,000,000 shares of common stock at a conversion price of $.025 per share.

On May 3, 2016, Mark Shefts (the reporting person’s spouse) and The Rushcap Group, Inc. (an entity controlled by the reporting person and her spouse) transferred by gift 10,550,500 shares and 7,850,000 shares, respectively, to Plaza Services, LLC, a limited liability company controlled by the reporting person. As a result of the foregoing, Wanda Shefts, the reporting person, became the beneficial owner of an aggregate of 18,401,500 shares of common stock.

Item 4. (a)-(j)

Purpose of Transaction

The purpose of the transaction by which the reporting person’s spouse became a more than 10% beneficial owner was to acquire a substantial equity investment in the Issuer’s common stock, equal to the then equity position of the Issuer’s founder and former CEO, Michael R. Rosa. In connection with this transaction, Mr. Rosa surrendered to the Issuer for cancellation approximately 6,692,500 shares of the Issuer’s common stock. As a result of these transactions, Mr. Rosa and Mr. Shefts had an equal equity position in the Issuer.

Mr. Shefts had the option of becoming CEO and a director of the Issuer. This option was never exercised. In addition, in the event Mr. Rosa and Mr. Shefts were unable to agree on a third member of the board of directors, Mr. Shefts would have had the right to appoint the third director. The purpose of the amendment and restatement of the convertible note on January 21, 2015 was to extend the maturity by one year, in consideration for which the issuer agreed to change the conversion price to $.025.

On February 3, 2015, in consideration of a cash payment in the aggregate amount of $20,000, the reporting person and her spouse acquired 3,850,000 shares of Issuer common stock in private transactions from two former employees of the Issuer, the purpose of which was to acquire additional equity securities of the issuer.

The purpose of the conversion of the note into 4,000,000 shares of common stock on November 11, 2015 was to acquire additional equity securities of the issuer.

As disclosed above, on May 3, 2016, Mark Shefts (the reporting person’s spouse) and The Rushcap Group, Inc. (an entity controlled by the reporting person and her spouse) transferred by gift 10,550,500 shares and 7,850,000 shares, respectively, to Plaza Services, LLC, a limited liability company controlled by the reporting person. As a result of the foregoing, Wanda Shefts, the reporting person, became the beneficial owner of an aggregate of 18,401,500 shares of common stock.

Item 5.	Interest in Securities of the Issuer
Wanda Shefts Amount: 18,401,500 Percentage: 36.4% Sole Voting Power: 18,401,500 Shared Voting Power: 0 Sole Dispositive Power: 18,401,500 Shared Dispositive Power: 0

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Mr. Rosa and Mr. Shefts had previously agreed that Mr. Shefts was to have the option of becoming CEO and a director of the Issuer.  This option was never exercised. In addition, if Mr. Rosa and Mr. Shefts were unable to agree on a third member of the board of directors, Mr. Shefts was to have the right to appoint the third director. Finally, if the Board of Directors determined to discontinue the operations of the Issuer as a result of determining the business is no longer viable, then, subject to compliance with applicable laws, the Issuer will sell its operating businesses to Michael R. Rosa, the former CEO, in exchange for his surrendering to the Issuer all shares of Issuer Common Stock owned/controlled by him. The board of directors has since determined that the business of the Company was no longer viable and the Issuer has agreed to sell the operating business to Mr. Rosa in exchange for his surrendering to the Issuer for cancellation 12,567,500 shares of Issuer common stock.

Item 7.	Material to Be Filed as Exhibits Exhibit 1.01 - Investment Agreement dated 07/14/2014 (incorporated by reference to Exhibit 1.01 filed with Schedule 13D on July 24, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/10/2016
Date
/S/Wanda Shefts